SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO MARKET

São Paulo, SP, Brazil, July 20, 2017 – GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”) hereby discloses to the market the communication received on this date from its shareholder Pátria Investimentos Ltda., with headquarters located in the City of São Paulo, State of São Paulo, at Avenida Cidade Jardim 803, 8th floor, Room A, enrolled with CNPJ/MF under No. 12.461.756/0001-17, on behalf of Pátria Pipe Master – Fundo de Investimento em Ações, enrolled with CNPJ/MF under No. 20.030.712/0001-60 ( “Investor”), declaring that, on July 14, 2017, the Investor started to hold the rights over 1,401,750 common shares of Gafisa, equivalent to 4.999% of Company’s total capital stock.

This new amount of shares no longer qualifies the Investor as holding a significant stake in the Company’s total capital stock, under the terms of Article 12 of CVM Instruction No. 358/02.

São Paulo, July 20, 2017.

GAFISA S.A.

Sandro Gamba

CEO, CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 20, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer